06004625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2006
WASH, D.C. 213

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Danske Markets Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Holmens Kanal 2-12
(No. and Street)

Copenhagen (City) DK - 1092 (State) Denmark (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Henrik Madsen 45-33442726 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 2 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KINGDOM OF DENMARK
CITY OF COPENHAGEN
EMBASSY OF THE UNITED
STATES OF AMERICA } SS

OATH OR AFFIRMATION

I, Henrik Madsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Danske Markets Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO
Title

Subscribed and sworn to before me this 9th day of February 2006 at the US Embassy, Copenhagen, Denmark

Rekha Arness — Notary Public
Rekha Arness
Consul

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

DANSKE MARKETS INC.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

December 31, 2005

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of
Danske Markets Inc.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

We have audited the accompanying statement of financial condition of Danske Markets Inc. (A Wholly Owned Subsidiary of Danske Bank A/S, Denmark) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Danske Markets Inc. as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes A and D, the Company has extensive transactions with its affiliates.

Grant Thornton LLP

New York, New York
February 3, 2006

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Danske Markets Inc.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005
(Expressed in U.S. Dollars)

ASSETS

Cash and cash equivalents	$3,715,600
Accounts receivable	17,696
Prepaid taxes	318,217
Other assets	10,950
Total assets	$4,062,463

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Due to affiliate	$ 27,276
Accrued expenses	31,333
Total liabilities	58,609
Stockholder's equity	
Common stock, $0.01 par value; 1,000 shares authorized; 10 shares issued and outstanding	
Additional paid-in capital	2,000,000
Retained earnings	2,003,854
Total stockholder's equity	4,003,854
Total liabilities and stockholder's equity	$4,062,463

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2005
(Expressed in U.S. Dollars)

NOTE A - GENERAL BUSINESS

Danske Markets Inc. (the "Company") was incorporated in Delaware on February 12, 2001 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 ("Act") and is a member of the National Association of Securities Dealers, Inc. (the "NASD") as a broker-dealer. The Company's primary business activities include merger and acquisition advisory services, securities underwriting, acting as an adviser, agent, broker or riskless principal in purchase or sale of securities of a company and acting as a "chaperone" under Rule 15a-6 of the Act for Danske Bank A/S, a Denmark entity ("Parent"). The Company does not carry customer accounts and is accordingly exempt from the Act's rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i)of the rule. In 2005, the Company moved its offices from New York to Copenhagen in Denmark.

The Company receives significant support from its Parent, which provides back office functions for the Company under an Intergroup Service Agreement effective October 1, 2005. Prior to this date, similar services were rendered by its affiliate, Danske Bank New York Branch ("Affiliate"). (See Note D.)

The accompanying financial statements have been prepared from the separate records maintained by the Company's affiliate, and may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had operated as an unaffiliated company.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   The Company considers its money market investments and time deposits with an original maturity of three months or less to be cash equivalents. In the normal course of business, the Company maintains a money market fund with a broker.

2. *Income Taxes*

   Deferred income taxes would be recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to the differences between the tax and financial reporting bases of assets and liabilities, if applicable. The realization of deferred tax assets, if any, is assessed and a valuation allowance established for the portion of the assets for which it is more likely than not that the deferred tax asset will not be realized.

(Expressed in U.S. Dollars)

NOTE B (continued)

3. *Fair Value*

Statement of Financial Accounting Standards No. 107, " Disclosures about Fair Value of Financial Instruments," requires entities to disclose information about the estimated fair value of their financial instruments. At December 31, 2005, the fair values of all of the Company's assets and liabilities are not materially different from their respective book values due to their short-term nature.

4. *Foreign Currency Translation*

The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Asset and liability accounts are translated at the exchange rate in effect at year-end, and income accounts are translated at the average rates of exchange prevailing during the year.

5. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

6. *Chaperone Fee*

The Company acts as a "chaperone" under Rule 15a-6, whereby it will facilitate access to, and execution of, securities transactions with institutional investors, primarily for its Parent. (See Note D.)

NOTE C - INCOME TAXES

At December 31, 2005, the Company had carryforward losses of approximately $913,000 which may be used to offset future state and local taxable income through 2025. The Company's deferred tax asset of $262,408 at December 31, 2005, which is primarily related to such net operating loss benefit, has been fully reserved with an allowance, as the Company may not realize the benefits due to its relocation to Denmark.

(Expressed in U.S. Dollars)

NOTE D - RELATED PARTIES

During the normal course of business, the Company engages in significant transactions with affiliated companies. Pursuant to a service agreement (the "Intergroup Service Agreement") effective October 1, 2005, the Parent has agreed to provide intergroup transactions at cost. Intergroup transactions consist of providing bank accounts, premises, office machines, advertising and marketing, internal auditing, insurance and other administrative-related expenses. Prior to October 1, 2005, these services were rendered by the Affiliate to the Company under a similar agreement. At December 31, 2005, expense reimbursement due to Parent amounted to $27,276.

Effective January 1, 2004, the Company and the Affiliate entered into an agreement whereby the Company agreed to pay the Affiliate a referral fee of 50% of the revenue generated from any successful underwriting engagement referred to the Company by the Affiliate, net of interest paid to the Affiliate by the Company in connection with any subordinated loans taken by the Company to provide capital in support for such underwriting service. This agreement was discontinued in June 2005.

On April 1, 2003, the Company had entered into a 24-month 15a-6 Agreement (the "Agreement") with its Parent and had agreed to act as the U.S. "chaperoning" broker-dealer in accordance with Rule 15a-6(a)(3) under the Act, as defined. The Agreement is automatically renewable each year for an additional twelve months unless terminated by the parties. As compensation for its services, the Company receives a quarterly fee of $5,000.

On September 10, 2003, the Company entered into a three-year, $20 million revolving subordinated loan agreement with Danske Bank, Cayman Islands Branch, which had a maturity date of October 1, 2006. The NASD approved this agreement. The purpose of the revolving credit arrangement was to assist the Company in maintaining liquidity and regulatory capital for the purpose of future underwriting transactions. The loan had a fee of 0.10% per annum on the undrawn commitment. The loan was terminated in August 2005 and replaced with a new loan from Danske Bank A/S on equivalent terms. As of December 31, 2005, the Company had no borrowings on this loan.

As of December 31, 2005, accounts receivable of $17,696 were due from an entity affiliated with the Parent for an advisory service transaction in which the Company jointly participated with such affiliate.

NOTE E - NET CAPITAL

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of customer debit items, as defined. At December 31, 2005, the Company had net capital of $3,395,214, which exceeded its requirement of $250,000 by $3,145,214.

NOTE F - CONCENTRATION OF CREDIT RISK

Credit risk is the amount of accounting loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by the clearing brokers pursuant to clearance agreements. The clearing brokers and the Company review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by the counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

DANSKE MARKETS INC.
(A WHOLLY OWNED SUBSIDIARY OF
DANSKE BANK A/S, DENMARK)

December 31, 2005

Accountants and Business Advisors

Grant Thornton

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
Danske Markets Inc.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

In planning and performing our audit of the financial statements and supplementary information of Danske Markets Inc. (A Wholly Owned Subsidiary of Danske Bank A/S, Denmark) (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

J Broad Street
ew York, NY 10004
212.422.1000
212.422.0144
www.grantthornton.com

ant Thornton LLP
member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 3, 2006

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com